UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     )*

AcelRx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00444T100

(CUSIP Number)

May 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00444T100		13 G

1	Names of Reporting Persons. Industry Ventures Secondary VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,746,817 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,746,817 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,746,817 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.30% (3)

12	Type of Reporting Person* PN

(1)                       This Schedule 13G is filed by Industry Ventures Secondary VIII, L.P. (“Secondary VIII”), Industry Ventures Management VIII, LLC (“Management VIII”), and Johan D. Swildens (“Swildens”, and together with Secondary VIII and Management VIII, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)                       The shares are directly held by Secondary VIII.  Swildens is the sole Managing Member of Management VIII, which is the sole General Partner of Secondary VIII.  Each of Swildens and Management VIII may be deemed to share voting and dispositive power over the shares held by Secondary VIII.

(3)                       The percentage is based on 51,320,598 shares of Common Stock (as of May 7, 2018) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 00444T100		13 G

1	Names of Reporting Persons Industry Ventures Management VIII, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,746,817 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,746,817 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,746,817 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.30% (3)

12	Type of Reporting Person* OO

(1)                       This Schedule 13G is filed by the Reporting Persons.

(2)                       The shares are directly held by Secondary VIII.  Swildens is the sole Managing Member of Management VIII, which is the sole General Partner of Secondary VIII.  Each of Swildens and Management VIII may be deemed to share voting and dispositive power over the shares held by Secondary VIII.

(3)                       The percentage is based on 51,320,598 shares of Common Stock (as of May 7, 2018) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 00444T100		13 G

1	Names of Reporting Persons Johan D. Swildens

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,746,817 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,746,817 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,746,817 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	(a) Percent of Class Represented by Amount in Row 9 7.30% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed the Reporting Persons.

(2)                                 The shares are directly held by Secondary VIII.  Swildens is the sole Managing Member of Management VIII, which is the sole General Partner of Secondary VIII.  Each of Swildens and Management VIII may be deemed to share voting and dispositive power over the shares held by Secondary VIII.

(3)                                 The percentage is based on 51,320,598 shares of Common Stock (as of May 7, 2018) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on May 10, 2018.

Introductory Note:  This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of AcelRx Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1
	(a)	Name of Issuer: AcelRx Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 351 Galveston Drive Redwood City, CA 94063

Item 2
	(a)	Name of Reporting Persons Filing: 1. Industry Ventures Secondary VIII, L.P. (“Secondary VIII”) 2. Industry Ventures Management VIII, LLC (“Management VIII”) 3. Johan D. Swildens (“Swildens”)
	(b)	Address of Principal Business Office: Industry Ventures 30 Hotaling Place San Francisco, California 94111
	(c)	Citizenship: Secondary VIII Delaware, United States of America Management VIII Delaware, United States of America Swildens United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 00444T100

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of May 21, 2018:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1), (3)
Secondary VIII	3,746,817	0	3,746,817	0	3,746,817	3,746,817	7.30%
Management VIII (2)	0	0	3,746,817	0	3,746,817	3,746,817	7.30%
Swildens	0	0	3,746,817	0	3,746,817	3,746,817	7.30%

(1)         Represents the number of shares of Common Stock held by Secondary VIII.

(2)         The shares are directly held by Secondary VIII.  Swildens is the sole Managing Member of Management VIII, which is the sole General Partner of Secondary VIII.  Each of Swildens and Management VIII may be deemed to share voting and dispositive power over the shares held by Secondary VIII.

(3)         The percentage is based on 51,320,598 shares of Common Stock (as of May 7, 2018) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on May 10, 2018.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: May 31, 2018

INDUSTRY VENTURES SECONDARY VIII, L.P.

By: Industry Ventures Management VIII, LLC
Its: General Partner

By:	/s/ Johan S. Swildens, its Managing Member
Johan S. Swildens, its Managing Member

INDUSTRY VENTURES MANAGEMENT VIII, LLC

By:	/s/ Johan S. Swildens, its Managing Member
Johan S. Swildens, its Managing Member

JOHAN D. SWILDENS

By:	/s/ Johan S. Swildens
Johan S. Swildens

Exhibit(s):

A:            Joint Filing Statement

CUSIP No. 00444T100	13G

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached statement on Schedule 13G relating to the Common Stock of AcelRx Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: May 31, 2018

INDUSTRY VENTURES SECONDARY VIII, L.P.

By: Industry Ventures Management VIII, LLC
Its: General Partner

By:	/s/ Johan S. Swildens, its Managing Member
Johan S. Swildens, its Managing Member

INDUSTRY VENTURES MANAGEMENT VIII, LLC

By:	/s/ Johan S. Swildens, its Managing Member
Johan S. Swildens, its Managing Member

JOHAN D. SWILDENS

By:	/s/ Johan S. Swildens
Johan S. Swildens